Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Electric Last Mile, Inc.

1055 West Square Lake Road

Troy, Mi 48098

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated May 6, 2021, relating to the financial statements of Electric Last Mile, Inc., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding Electric Last Mile, Inc.’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Troy, Michigan

July 29, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.